Ciralight Global, Inc.
                           670 E. Parkridge, Suite 112
                            Corona, California 92879
                                 (877) 520-5005


                               September 27, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Erin Jaskot, Esq.
           Staff Attorney

           Jay Ingram, Esq.
           Legal Branch Chief
           Division of Corporation Finance

Re: Ciralight Global, Inc.
    Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed on September 20, 2011
    File No. 333-165638

Dear Madam or Sir,

     Pursuant to Rule 461 under the Securities Act of 1933, as amended ("Act"), the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective at 09:30 a.m., Eastern Daylight Time, on September 30, 2011, or as soon thereafter as practicable. By making this request for acceleration, the undersigned and the Company hereby acknowledge and accept their respective responsibilities under the Act and the Securities Exchange Act of 1934.

     The Company also acknowledges that:

     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ciralight Global, Inc.


By: /s/ Jeffrey S. Brain
   --------------------------------
   Jeffrey S. Brain
   President